SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number: 001-15006

PETROCHINA COMPANY LIMITED

9 Dongzhimen North Street, Dongcheng District

Beijing, The People’s Republic of China, 100007

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

EXHIBITS

Exhibit Number

99.1	Announcement dated July 28, 2011 relating to further information on payment of dividends.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroChina Company Limited

Dated: July 28, 2011	By:	/s/ Li Hualin
	Name:	Li Hualin
	Title:	Company Secretary

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

FURTHER INFORMATION ON

THE PAYMENT OF FINAL DIVIDEND

References are made to the announcement of PetroChina Company Limited (the “Company”) dated 6 May 2011 in respect of the resolutions passed at the annual general meeting for the year of 2010 and payment of the final dividend (the “Final Dividend”) and the announcement of the Company dated 23 June 2011 in respect of the information on the payment of Final Dividend (the “Announcement”). The board of directors of the Company wishes to announce further information in relation to the payment of the Final Dividend as follows.

Pursuant to the letter titled “Tax Arrangements on Dividends Paid to Hong Kong Residents by Mainland Companies” issued by The Stock Exchange of Hong Kong Limited on 4 July 2011 (enclosing therewith a reply letter of 28 June 2011 (in Chinese) from the State Administration of Taxation to Hong Kong Inland Revenue Department) and the recent communications between the Company and the competent tax authorities, after the expiry of the Circular on the Questions Concerning Tax on the Profits Earned by Enterprises by Foreign Investment, Foreign Enterprises and Individual Foreigners from the Transfer of Stocks (Stock Rights) and on Dividend Income (Guo Shui Fa [1993] No.045) (關於外商投資企業、外國企業和外籍個人取得股票（股權）轉讓收益和股息所得稅收問題的通知》（國稅發[1993] 045號）), the Company is required to withhold and pay the individual income tax on the Final Dividend on behalf of the individual shareholders who hold the Company’s H shares and whose names appear on the register of members of H shares of the Company (the “Individual H Shareholders”). In addition, the Individual H Shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the Individual H Shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). In relation to the payment of Final Dividend for the year of 2010, the Company would withhold and pay the individual income tax at the tax rates of 10% on behalf of the Individual H Shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for personal income tax rates in respect of dividend of 10%, and upon approval by the competent tax authorities, the over-withheld tax amounts will be refunded accordingly. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No. 124) (《國家稅務總局關於印發<非居民享受稅收協定待遇管理辦法（試行）>的通知》（國稅發[2009]124號）) (the “Tax Notice”), and upon approval by the competent tax authorities, over-withheld tax amounts will be refunded accordingly. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate, and upon approval by the competent tax authorities, over-withheld tax amounts will be refunded accordingly. For Individual H Shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for personal income tax in respect of dividend of 20% and other situations, the Company would withhold the individual income tax at a tax rate of 20% and thus no tax refund.

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The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) at close of business on 31 May 2011 (the “Record Date”). If the country of domicile of the Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 15 August 2011 and the correspondence details are as follows: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, hotline: (852) 2862 8648. Upon the examination of the supporting documents by the competent tax authorities, the Company will follow the guidance given by the competent tax authorities and implement relevant provisions and arrangements in respect of tax refund. If the Individual H Shareholders do not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the Individual H Shareholders based on the recorded Registered Address at the Record Date.

As stated in the Announcement, the Company has temporarily withheld 20% of the Final Dividend when distributing the same to all Individual H Shareholders. The Company will apply to the competent tax authorities and upon their approvals, arrange the refund of over-withheld tax amounts. The Company will publish further announcements if there is any progress. The Company recommends Individual H Shareholders to consult professional taxation advisors for any doubt on the impact of the aforesaid withholding of individual income tax. The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the mechanism of tax refund .

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By order of the Board PetroChina Company Limited Li Hualin Secretary to the Board

Beijing, the PRC

28 July 2011

As at the date of this announcement, the board of directors of the Company comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.

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